UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

To whom it may concern	March 20, 2007

Company name	Mizuho Financial Group, Inc. (“MHFG”)
Representative	Terunobu Maeda, President & CEO
Head Office	5-5, Otemachi 1-chome Chiyoda-ku, Tokyo 100-0004, Japan
Code Number	8411 (TSE 1st Sec., OSE 1st Sec.)

Notice of Revision of Consolidated Earnings Estimates

for the Fiscal Year Ending March 31, 2007

MHFG is revising its consolidated earnings estimates for the fiscal year ending March 31, 2007, which was released on November 20, 2006, as set forth below due mainly to an increase in credit-related costs, a decrease in net gains related to stocks as well as other factors. There will be no revisions to MHFG’s non-consolidated earnings estimates and dividend forecast.

Revision of Consolidated Earnings Estimates for the Fiscal Year Ending March 31, 2007

(in billions of yen, except percentages)

	Ordinary Income	Ordinary Profits	Net Income
Previous earnings estimates (as of November, 2006)	3,800.0	1,080.0	720.0
Revised earnings estimates	3,900.0	620.0	540.0
Net change	100.0	-460.0	-180.0
Rate of change	2.6%	-42.6%	-25.0%

Contact Information

Mizuho Financial Group, Inc.: Corporate Communications Public Relations Office 03-5224-2026

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates and forecasts. Such forward-looking statements do not represent any guarantee by management of future performance. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on October 19, 2006, which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.